March 5, 2009

Dr. David Stark, Chief Executive Officer
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, Florida 33607

     Re: Stem Cell Therapy International, Inc.
          Form 10-KSB FYE 03/31/08
          File No. 0-51931

Dear Dr. Stark:

     We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          John Reynolds,
          Assistant Director